October 4, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Nasreen Mohammed
Adam Phippen

Re:	The ONE Group Hospitality, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Amendment No. 1 to Form 8-K filed July 17, 2024

Form 8-K filed August 6, 2024
File No. 001-37379

Ladies and Gentlemen:

The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”, “we” or “our”), submits to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 20, 2024 to Mr. Tyler Loy (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed March 14, 2024, the Company’s Amendment No. 1 to Form 8-K filed July 17, 2024 and the Company’s Form 8-K filed August 6, 2024. We note that the Comment Letter erroneously referred to the Company’s Amendment No. 1 to Form 8-K filed July 17, 2024 as having been filed May 17, 2024. Corresponding references in this letter use the filing date July 17, 2024. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	Reference is made to your disclosure of Restaurant operating profit and Restaurant operating profit as a percentage of owned restaurant net revenue on pages 23 and 30. When presenting a non-GAAP measure, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company respectfully notes that there is a reconciliation of those non-GAAP numbers on page 30 of the Form 10-K. In response to the Staff’s comment, the Company will revise its future materials furnished to or filed with the Commission, beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2024, to present operating income, the most directly comparable GAAP financial measure, with equal or greater prominence to Restaurant operating profit and Restaurant operating profit as a percentage of owned restaurant net revenue, the relevant non-GAAP financial measures.

Amendment No. 1 to Form 8-K filed July 17, 2024

Exhibit 99.2, page 14

2.	Reference is made to your disclosure of Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income. Please tell us why the disclosure of these non-GAAP measures is not prohibited by Item 10(e)(1)(ii)(D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that its disclosure of Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income does not result in the presentation of non-GAAP numbers on the face of the Unaudited Pro Forma Condensed Combined Financial Information. The disclosure does not appear in the Unaudited Pro Forma Condensed Combined Balance Sheet or the Unaudited Pro Forma Condensed Combined Statements of Operations, but rather in the footnotes to the Unaudited Pro Forma Condensed Combined Financial Information as supplemental information. Therefore, the Company respectfully submits that the filing presents the pro forma measures in a manner that complies with the requirements of Item 10(e)(1)(ii)(D) of Regulation S-K.

Form 8-K filed August 6, 2024

Highlights for second quarter 2024 compared to the same quarter in 2023

3.	We note you present the non-GAAP measures Restaurant Operating Profit, Restaurant Operating Profit Margin, and Adjusted EBITDA within the bullet points. When presenting a non-GAAP measure, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that its presentation of net (loss) income, the most directly comparable GAAP financial measure, is presented with equal or greater prominence to Restaurant Operating Profit, Restaurant Operating Profit Margin, and Adjusted EBITDA within the bullet points. Therefore, the Company respectfully submits that the filing presents the Non-GAAP financial measures in a manner that complies with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2024 Targets

4.	Reference is made to your disclosure of full year 2024 expected Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA percentages. Please present a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company respectfully acknowledge the Staff’s comment and advises that it has considered Item 10(e)(1)(i) of Regulation S-K. In our earnings release, we provided expected Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA percentages but we did not provide a reconciliation to an expected comparable GAAP measure because certain information needed to reconcile these measures is inherently uncertain and difficult to predict. Such information includes, but is not limited to, stock-based compensation, transaction and exit costs and transition and integration expenses. Due to the variability, complexity and limited visibility of the adjusting items that would be excluded from expected Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA percentages in future periods, management does not forecast them for internal use and therefore cannot create quantitative expected Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA percentages to net (loss) income reconciliations for the periods presented without unreasonable efforts.

With consideration to Item 10(e)(1)(i)(B) of Regulation S-K, beginning with the Company’s third quarter earnings release for the three months ended September 30, 2024 or other subsequent filings or disclosures which contain forward-looking non-GAAP guidance measures, we will add certain additional disclosure to further clarify that the Company is relying on the “unreasonable efforts” exception to Item 10(e)(1)(i)(B) of Regulation S-K. By way of example, the following is language used by the Company for such purpose in its 2019 earnings releases, and the Company would expect to use similar language in the future:

“We have not reconciled guidance for Adjusted EBITDA to the corresponding GAAP financial measure because we do not provide guidance for the various reconciling items. We are unable to provide guidance for these reconciling items because we cannot determine their probable significance, as certain items are outside of our control and cannot be reasonably predicted since these items could vary significantly from period to period. Accordingly, reconciliations to the corresponding GAAP financial measure are not available without unreasonable effort.”

Reconciliation of Non-GAAP measures

5.	We note you adjust for pre-opening expenses in your calculation of Adjusted EBITDA. Please explain to us why you believe adjusting for pre-opening expenses is appropriate considering your growth strategy includes the opening of new restaurants, and these expenses would appear to be normal, recurring, cash operating expenses necessary for your core operations. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment similarly applies to your non-GAAP measures provided in your Forms 10-K and Form 10-Q.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have reviewed Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company advises the Staff that it regularly assesses how it approaches the treatment of adjustments to arrive at Adjusted EBITDA. In light of the Staff’s comments, the Company will modify its presentation of Adjusted EBITDA in materials furnished to or filed with the Commission to discontinue making adjustments for pre-opening expenses. The Company plans to implement this revision beginning with its Form 10-Q and earnings release for the third quarter ending September 30, 2024 and its Form 10-K for its year ending December 31, 2024.

6.	We note your adjustment for non-cash pre-opening expenses in your calculation of Adjusted net income available to common stockholders. Please tell us how you determined that excluding these non-cash expenses does not substitute an individually tailored recognition and measurement method for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have reviewed Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In light of the Staff’s comments, the Company will modify its presentation of Adjusted net income available to common stockholders in materials furnished to or filed with the Commission to discontinue making adjustments for non-cash pre-opening expenses. The Company plans to implement this revision beginning with its earnings release for the third quarter ending September 30, 2024.

*****

We appreciate the opportunity to respond to your comments. Please contact Steven Hull of Stoel Rives LLP at (503) 294-9122 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

By:	/s/ Tyler Loy
Name: Tyler Loy
Title: Chief Financial Officer

CC: Steven H. Hull, Stoel Rives LLP